Exhibit 4.13
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Corebridge Financial, Inc. (“Corebridge”, “we,” “us” and “our”) common stock, $0.01 par value per share, is our only class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and second amended and restated by-laws (the “By-Laws”), each of which is filed as an exhibit to this Annual Report on Form 10-K. We encourage you to read our Certificate of Incorporation, our By-Laws and the applicable provisions of Delaware General Corporation Law, as amended (“DGCL”), for additional information.

Description of Common Stock

Our authorized capital stock consists of 2,500,000,000 shares of common stock, par value $0.01 per share and 250,000,000 shares of undesignated preferred stock, par value $1.00 per share.

Voting Rights

Shares of common stock are entitled to one vote per share.

In an uncontested election of directors, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present. Pursuant to our corporate governance guidelines, our board of directors (the “Board”) will nominate for election as directors, with respect to incumbent candidates, only those who have tendered, prior to the mailing of the proxy statement for the annual meeting at which they are to be reelected as directors, irrevocable resignations that will be effective upon (i) the failure to receive the required vote at any annual meeting at which they are nominated for re-election and (ii) Board acceptance of such resignation. Our Board shall accept such resignation unless it determines that the best interests of Corebridge and our stockholders would not be served by doing so. Our Board shall take action within 90 days following certification of the vote, unless such action would cause Corebridge to fail to comply with any applicable stock exchange requirement or any rule or regulation promulgated under the Exchange Act, in which event Corebridge shall take action as promptly as is practicable while continuing to meet such requirements. Our Board will promptly disclose its decision and the reasons therefor in a periodic or current report filed with the SEC.

In a contested election (meaning more directors have been nominated for election than directorship positions available), directors will be elected by a plurality of the votes cast (instead of by votes for or against a nominee). Stockholders will not have the right to cumulate their votes for the election of directors.

In other matters, the affirmative vote of the holders of a majority of the shares of all classes of stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, provided that (except as otherwise required by law) our Board may require in the notice of meeting a larger vote upon any such matter.

Exhibit 4.13
Dividends

Dividends may be declared by our Board at any regular or special meeting, pursuant to law, and may be paid in cash, in property or in shares of capital stock. Each holder of common stock is entitled to receive, on a pro rata basis, dividends and distributions, if any, that our Board may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding.

Liquidation

In the event of our dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, after payment of all our preferential amounts required to be paid to the holders of any series of preferred stock, our remaining assets legally available for distribution, if any, will be distributed among the holders of the shares of common stock, pro rata based on the number of shares held by each such holder.

Other Rights

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board may designate and issue in the future.

Annual Stockholders Meeting

Our By-Laws provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our Board. To the extent permitted under applicable law, we may conduct meetings by means of remote communications.
Special Meeting of Stockholders
Our By-Laws provide that a special meeting of stockholders may be called for any purpose at any time by (i) the chair of our Board, if any, (ii) our Chief Executive Officer, if any, (iii) our Secretary or our Board. Our Secretary shall call a special meeting upon written request of one or more record holders who together own 25% or more of the outstanding shares of common stock entitled to vote at such meeting.

Stockholders Action by Written Consent

Any action required by law to be taken at any annual or special meeting of stockholders of Corebridge, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Any stockholder seeking to have the stockholders authorize or take corporate action by written consent shall first request in writing that our Board fix a record date for such purpose. Such written request shall be signed by one or more stockholders representing 25% of the outstanding shares of common stock of Corebridge entitled to consent on the matter or matters set forth in the written request.

Amendments to our Organizational Documents

Exhibit 4.13
Our Certificate of Incorporation may be amended by the affirmative vote of a majority of our Board followed by the affirmative vote of a majority of the shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

In addition, our By-Laws may be amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of our Board, or by the affirmative vote of a majority of the shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

Anti-Takeover Effects of Our Organizational Documents

Certain provisions of our Certificate of Incorporation and By-Laws, as well as certain provisions of Delaware law, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest.

Authorized but Unissued Shares of Capital Stock
Common Stock. The remaining shares of authorized and unissued common stock are available for future issuance without additional stockholder approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board in opposing a hostile takeover bid.

Preferred Stock. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or issue shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Removal of Directors; Vacancies

Our By-Laws provide that directors may be removed, with or without cause, by the affirmative vote of a majority of the shares of our common stock entitled to vote on the election of directors, and any vacancy so created may be filled by the affirmative vote of holders of a majority of the shares then entitled to vote at an election of directors. Vacancies (other than any vacancy created by removal of a director by stockholder vote) and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Stockholders Advance Notice Procedure

Our By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our By-Laws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from

Exhibit 4.13
conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Corebridge. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is not scheduled within a period that commences 30 days before and ends 30 days after such anniversary date, a stockholder’s notice must be delivered to our corporate secretary by the later of (x) the close of business on the date 90 days prior to the meeting or (y) no later than the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

Market Listing

Our common stock is listed on the NYSE under the symbol “CRBG.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

Description of the 6.375% Junior Subordinated Notes

The following description is a summary of our 6.375% junior subordinated notes (the “Notes”) and does not purport to be complete. It is subject to and qualified in its entirety by reference pursuant to the subordinated indenture between Corebridge Financial, Inc. and The Bank of New York Mellon (the “Trustee”), dated as of August 23, 2022, as supplemented by the third supplemental indenture dated as of November 22, 2024 (collectively, the “Indenture”). You should read the Indenture for provisions that may be important to you.

General
We initially issued $600,000,000 aggregate principal amount of Notes. We may, without the consent of holders of the Notes, increase the principal amount of the Notes by issuing additional Notes in the future on the same terms and conditions as the Notes in all respects, except for any difference in the issue date, public offering price, interest accrued prior to the issue date of the additional Notes and first Interest Payment Date (as defined below), and with the same CUSIP number as the Notes, so long as such additional Notes are issued either (i) pursuant to a “qualified reopening” of the original series, (ii) with less than the de minimis threshold for original issue discount or (iii) otherwise as part of the same “issue” of debt instruments as the original series, in each case for U.S. federal income tax purposes. The Notes, including any additional Notes, would rank equally and ratably in right of payment and are treated as a single series of junior subordinated debt securities for all purposes under the Indenture.
The Notes will mature on December 15, 2064 (the “maturity date”). If that day is not a Business Day (as defined below), payment of principal and interest will be postponed to the next Business Day and no interest will accrue as a result of that postponement. The Notes will be subordinated and junior in right of payment to all of our Senior Indebtedness, as defined under “—Subordination” below, and pari passu with our debt securities or other obligations that by their terms rank equally in right of payment with the Notes, including upon liquidation (“Pari Passu Securities”).
The Notes were issued under the Indenture. The Bank of New York Mellon serves as paying agent for the Notes.

Exhibit 4.13
The Indenture does not limit the amount of debt that we or our subsidiaries may incur under the Indenture or under other indentures to which we are or become a party or otherwise. The Notes are not convertible into or exchangeable for shares of our common stock or any other securities.
The Notes are denominated in U.S. dollars, and we will pay any payments under the Notes in U.S. dollars. The Notes do not permit holders to require us to repurchase the Notes.
The Notes were issued in fully registered form without interest coupons in denominations of $25 and integral multiples of $25 in excess thereof and were represented by Global Notes (as defined below) registered in the name of The Depository Trust Company (the “DTC”) or its nominee.
For so long as the Notes are in book-entry form, payments of principal and interest are made in immediately available funds by wire transfer to DTC or its nominee.
Interest Rate and Interest Payment Dates
The Notes bear interest from the date they were issued at an annual rate of 6.375%. Interest on the Notes is payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2025, and on the maturity date (each, an “Interest Payment Date”), subject to deferral as described under “—Option to Defer Interest Payments.” We refer to the period from, and including, the date the Notes are issued to, but excluding, March 15, 2025, and each period from, and including, each Interest Payment Date to, but excluding, the next Interest Payment Date or, if earlier, the maturity date, as an “Interest Period.”
Interest payments are made to the persons or entities in whose names the Notes are registered at the close of business on March 1, June 1, September 1 and December 1 (in each case, whether or not a Business Day), as the case may be, immediately preceding the relevant Interest Payment Date. In the event that any Interest Payment Date or redemption date falls on a day that is not a Business Day, the payment of interest or principal due on that date will be postponed to the next day that is a Business Day, and no additional interest will accrue as a result of that postponement.
The amount of interest payable is computed on the basis of a 360-day year consisting of twelve 30-day months.
“Business Day” means any day other than (i) a Saturday or Sunday, (ii) a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or (iii) a day on which the corporate trust office of the Trustee is closed for business.
Option to Defer Interest Payments
So long as no Event of Default (as defined below) with respect to the Notes has occurred and is continuing, we may elect at one or more times to defer payment of interest on the Notes for one or more consecutive Interest Periods that do not exceed five years for any single deferral period. We may not defer interest beyond the maturity date, any earlier accelerated maturity date arising from an Event of Default (which, under the Indenture, is limited to certain events of bankruptcy, insolvency or receivership involving us) or any other earlier redemption of the Notes.
During a deferral period, interest will continue to accrue on the Notes, and deferred interest on the Notes will bear additional interest at the interest rate of the Notes, compounded on each Interest Payment Date, subject to applicable law. A “deferral period” refers to the period beginning on an Interest Payment Date with respect to which we defer interest and ending on the earlier of (i) the fifth anniversary of that Interest Payment Date and (ii) the next Interest Payment Date on which we have paid all deferred and unpaid amounts (including compounded interest on such deferred amounts) and all other accrued interest on the Notes. When we use the term “interest”, we are

Exhibit 4.13
referring not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable Interest Payment Date.
At the end of five years following the commencement of a deferral period, we must pay all accrued and unpaid deferred interest, including compounded interest. If we have paid all deferred interest (including compounded interest thereon) on the Notes, we can again defer interest payments on the Notes as described above.
We will give the holders of the Notes and the Trustee written notice of our election to commence or continue a deferral period at least one and not more than 60 Business Days before the next Interest Payment Date.
Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances
We agree in the Indenture that, so long as any Notes remain outstanding, if:
•we have given notice of our election to defer interest payments on the Notes but the related deferral period has not yet commenced, or
•a deferral period is continuing;
then we will not, nor will we permit our subsidiaries to:
•declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares of our capital stock;
•make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any of our debt securities that rank upon our liquidation on parity with or junior to the Notes; or
•make any guarantee payments regarding any guarantee issued by us of securities of any of our subsidiaries if the guarantee ranks upon our liquidation on parity with or junior to the Notes.
The restrictions listed above do not apply to:
•any purchase, redemption or other acquisition of shares of our capital stock in connection with:
◦any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, consultants or independent contractors;
◦the satisfaction of our obligations pursuant to any contract entered into prior to the beginning of the applicable deferral period;
◦a dividend reinvestment or shareholder purchase plan; or
◦the issuance of our capital stock, or securities convertible into or exercisable for such capital stock, as consideration in an acquisition transaction, the definitive agreement for which is entered into prior to the applicable deferral period;
•any exchange, redemption or conversion of any class or series of our capital stock, or the capital stock of one of the Issuer’s subsidiaries, for any other class or series of our capital stock, or of any class or series of our indebtedness for any class or series of our capital stock;
•any purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the securities being converted or exchanged;

Exhibit 4.13
•any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or purchase of rights pursuant thereto;
•any dividend in the form of stock, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock; or
•(i) any payment of current or deferred interest on parity securities that is made pro rata to the amounts due on such parity securities (including the Notes) and (ii) any payment of principal or current or deferred interest on parity securities that, if not made, would cause us to breach the terms of the instrument governing such parity securities.
For the avoidance of doubt, no terms of the Notes restrict in any manner the ability of any of the Issuer’s subsidiaries to pay dividends or make any distributions to us or to any of our other subsidiaries.
Redemption
We may elect to redeem the Notes:
•in whole at any time or in part, from time to time, on or after December 15, 2029, at a redemption price equal to the principal amount of the Notes being redeemed;
•in whole, but not in part, at any time within 90 days after the occurrence of a Tax Event (as defined below), a Rating Agency Event (as defined below) or a Regulatory Capital Event (as defined below), at a redemption price equal to (i) in the case of a Tax Event or a Regulatory Capital Event, 100% of their principal amount or (ii) in the case of a Rating Agency Event, 102% of their principal amount;
plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption.
If we do not redeem the Notes in whole, at least $25 million aggregate principal amount of the Notes, excluding any Notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption. We may not redeem the Notes unless all accrued and unpaid interest, including deferred interest (and compounded interest), has been paid in full on all outstanding Notes for all Interest Periods ending on or before the redemption date.
Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error. The Trustee shall not be responsible for determining the redemption price.
“Rating Agency Event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) under the Exchange Act, that then publishes a rating for us (a “rating agency”) amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Notes, which amendment, clarification or change results in:
•the shortening of the length of time the Notes are assigned a particular level of equity credit by that rating agency compared to the length of time they would have been assigned that level of equity credit by that rating agency or its predecessor on the initial issuance of the Notes; or
•the lowering of the equity credit (including up to a lesser amount) assigned to the Notes by that rating agency compared to the equity credit assigned by that rating agency or its predecessor on the initial issuance of the Notes.

Exhibit 4.13
“Regulatory Capital Event” means that we become subject to capital adequacy supervision by a capital regulator and the capital adequacy guidelines that apply to us as a result of being so subject set forth criteria pursuant to which the full principal amount of the Notes would not qualify as capital under such capital adequacy guidelines, as we may determine at any time, in our sole discretion.
“Tax Event” means the receipt by us of an opinion of independent counsel experienced in such matters to the effect that, as a result of any:
•amendment to or change (including any officially announced proposed change) in the laws or regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or effective on or after the initial issuance of the Notes;
•official administrative decision or judicial decision or administrative action or other official pronouncement (including a private letter ruling, technical advice memorandum or other similar pronouncement) by any court, government agency or regulatory authority that reflects an amendment to, or change in, the interpretation or application of those laws or regulations that is announced on or after the initial issuance of the Notes; or
•threatened challenge asserted in connection with an audit of us, or a threatened challenge asserted in writing against any taxpayer that has raised capital through the issuance of securities that are substantially similar to the Notes, which challenge is asserted against us or becomes publicly known on or after the initial issuance of the Notes, there is more than an insubstantial increase in the risk that interest payable by us on the Notes is not, or within 90 days of the date of such opinion will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes.
Notice of any redemption will be mailed (or, so long as the Notes are held in the form of one or more global notes deposited with DTC, otherwise transmitted in accordance with the procedures of DTC) at least 10 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Unless we default in payment of the redemption price and accrued interest, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.
In the case of a partial redemption, selection of the Notes for redemption will be made by lot by the Trustee; provided that for so long as the Notes are held by DTC (or another depositary), selection of the Notes for redemption shall be done in accordance with the policies and procedures of the depositary. No Notes of a principal amount of $25 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note.
In the event of any redemption, neither we nor the Trustee will be required to:
•issue, register the transfer of, or exchange, Notes during a period beginning at the opening of business 15 days before the day of selection for redemption of Notes and ending at the close of business on the day of mailing or transmission of notice of redemption; or
•transfer or exchange any Notes so selected for redemption, except, in the case of any Notes being redeemed in part, any portion thereof not to be redeemed.

Exhibit 4.13
The Notes are not subject to any sinking fund or similar provisions.
Defeasance
The defeasance provisions of the Indenture apply to the Notes.
Subordination
The payment of the principal of and interest on the Notes is expressly subordinated, to the extent and in the manner set forth in the Indenture, in right of payment and upon liquidation to the prior payment in full of all of our Senior Indebtedness.
We are a holding company with no direct operations. We conduct all of our business operations through our subsidiaries, meaning we derive substantially all of our operating income from, and hold substantially all of our assets through, our subsidiaries. As a result, our ability to meet our obligations on the Notes and our other debt obligations depends on our ability to receive distributions from our subsidiaries. The Notes are not guaranteed by any of the Issuer’s subsidiaries.
1As of December 31, 2025, our existing indebtedness owed to third parties ranking senior to the Notes upon liquidation, on an unconsolidated basis, totaled approximately $[●] billion. As of December 31, 2025, we had no indebtedness owed to subsidiaries ranking senior to the Notes upon liquidation. All liabilities of our subsidiaries are effectively senior to the Notes to the extent of the assets of such subsidiaries. As of December 31, 2025, our subsidiaries had total liabilities of approximately $[●] billion. Subject to the qualifications described below, the term “Senior Indebtedness” is defined in the Indenture to include principal of, premium (if any) and interest on and any other payment due pursuant to any of the following, whether incurred prior to, on or after the date of the Indenture:
•all of our obligations (other than obligations pursuant to the Indenture, including the Notes) for money borrowed;
•all of our obligations evidenced by securities, notes (other than securities issued under the Indenture, including the Notes), debentures, bonds or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;
•all of our capital lease obligations;
•all of our reimbursement obligations with respect to letters of credit, bankers’ acceptances or similar facilities issued for our account;
•all of our obligations issued or assumed as the deferred purchase price of property or services, including all obligations under master lease transactions pursuant to which we or any of our subsidiaries have agreed to be treated as owner of the subject property for U.S. federal income tax purposes;
•all of our payment obligations under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements at the time of determination, including any such obligations we incurred solely to act as a hedge against increases in interest rates that may occur under the terms of other outstanding variable or floating rate indebtedness of ours; and
1 Note to CRBG: To be populated as year-end financials are finalized.

Exhibit 4.13
•all obligations of the types referred to in the preceding bullet points of another person and all dividends of another person the payment of which, in either case, we have assumed or guaranteed or for which we are responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise.
The Notes rank senior to all of our equity securities and pari passu with our Pari Passu Securities.
The Senior Indebtedness continues to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness does not include (1) obligations to trade creditors created or assumed by us in the ordinary course of business, (2) indebtedness that is by its terms subordinate, or not superior, in right of payment to the Notes or (3) our Pari Passu Securities.
If either of the following circumstances exist, we will first pay all Senior Indebtedness, including any interest accrued after such events occur, in full before we make any payment or distribution, whether in cash, securities or other property, on account of the principal of or interest on the Notes:
•in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets; or
•(a) in the event and during the continuation of any default in the payment of principal, premium, if any, or interest on any Senior Indebtedness beyond any applicable grace period, (b) in the event that any event of default with respect to any Senior Indebtedness has occurred and is continuing, permitting the direct holders of that Senior Indebtedness (or a trustee) to accelerate the maturity of that Senior Indebtedness, whether or not the maturity is in fact accelerated (unless, in the case of either (a) or (b), the payment default or event of default has been cured or waived or ceased to exist and any related acceleration has been rescinded), or (c) in the event that any judicial proceeding is pending with respect to a payment default or event of default described in (a) or (b).
In such events, we will pay or deliver directly to the holders of Senior Indebtedness any payment or distribution otherwise payable or deliverable to holders of the Notes. We will make the payments to the holders of Senior Indebtedness according to priorities existing among those holders until we have paid all Senior Indebtedness, including accrued interest, in full.
If such events of insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization, assignment for creditors or other similar proceedings or events involving us or our assets as described in the first bullet above occur, after we have paid in full all amounts owed on Senior Indebtedness, the holders of Notes together with the holders of any of our other Pari Passu Securities will be entitled to receive from our remaining assets any principal, premium or interest due at that time on the Notes and such other obligations before we make any payment or other distribution on account of any of our capital stock or obligations ranking junior to the Notes.
If we violate the Indenture by making a payment or distribution to holders of the Notes before we have paid all the Senior Indebtedness in full, then such holders of the Notes will have to pay or transfer the payments or distributions to the trustee in bankruptcy, receiver, liquidating trustee or other person distributing our assets for payment of the Senior Indebtedness.
Because of the subordination provisions, if we become insolvent, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes having a claim pursuant to those securities may receive less, ratably, than our other creditors. This type of subordination will not prevent an Event of Default from occurring under the Indenture in connection with the Notes.

Exhibit 4.13
The Indenture places no limitation on the amount of Senior Indebtedness that we may incur. We expect from time to time to incur additional indebtedness and other obligations constituting Senior Indebtedness.
Denominations
The Notes were issued only in registered form, without coupons, in denominations of $25 each and integral multiples of $25 in excess thereof, and were represented by one or more permanent, registered securities in global form. The Notes are held in book-entry form only, as described under “—Book-Entry System,” and are held in the name of DTC or its nominee.
Limitations on Mergers and Sales of Assets
The Indenture generally permits us to consolidate or merge with another company or firm. It also permits us to sell, convey, lease or otherwise transfer all or substantially all our assets to another company or firm. However, under the Indenture, we may not take any of these actions unless (1) we are selling, conveying, leasing or otherwise transferring all or substantially all of our assets to one of our direct or indirect wholly owned subsidiaries or (2) both the following conditions are met:
•When we merge or consolidate out of existence or sell, convey, lease or otherwise transfer all or substantially all our assets, the other company or firm is not organized under a foreign country’s laws — that is, the other company must be a corporation, partnership or trust organized under the laws of a state of the United States or the District of Columbia or under federal law — and it agrees to be legally responsible for the Notes; and
•The merger, sale of assets or other transaction does not cause a default on the Notes, and we are not already in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and not been cured. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.
This prohibition will not apply to (i) the direct or indirect conveyance or transfer of all or any portion of the capital stock, assets or liabilities of any of our direct or indirect wholly owned subsidiaries to us or any of its direct or indirect wholly owned subsidiaries or (ii) the consolidation or merger of any of our direct or indirect wholly owned subsidiaries with and into us.
If the conditions described above are satisfied with respect to the Notes, we will not need to obtain the approval of the holders of the Notes in order to merge or consolidate or to sell our assets. Also, these conditions will apply only if we wish to merge or consolidate with another entity or sell, convey, lease or otherwise transfer all or substantially all our assets to another entity. We will not need to satisfy these conditions if we enter into other types of transactions, including any transaction in which we acquire the stock or assets of another entity, any transaction that involves a change of control but in which we do not merge or consolidate and any transaction in which we do not sell, convey, lease or otherwise transfer all or substantially all our assets. It is possible that this type of transaction may result in a reduction in our credit rating, or may impair our operating results or our financial condition. Holders of our Notes, however, will have no approval right with respect to any transaction of this type.
Events of Default; Waiver and Notice
An “Event of Default” with respect to the Notes shall occur only upon certain events of bankruptcy, insolvency or receivership involving us.

Exhibit 4.13
The Indenture refers to breaches that are not “Events of Default” as “defaults.” They include, among other things:
•the failure to pay interest, including compounded interest, in full on any Notes for a period of 30 days after the conclusion of a five-year period following the commencement of any deferral period if such deferral period has not ended prior to the conclusion of such five-year period;
•the failure to pay principal of or premium, if any, on the Notes; or
•the failure to comply with our covenants under the Indenture.
A “default” also includes, for example, a failure to pay interest when due if we do not give a timely written notice of our election to commence or continue a deferral period. If we do not give a timely written notice of our election to commence or continue a deferral period and fail to pay interest when due, any holder of Notes may seek to enforce our obligation to make the missed interest payment, including through legal process. However, there is no right of acceleration except upon the occurrence of an Event of Default as described above.
If we do give a timely written notice of our election to commence or continue a deferral period on any Interest Payment Date (and, if such notice continues a deferral period, the deferral period has not continued for five years), then no “default” arises from our non-payment of interest on such Interest Payment Date.
The Indenture provides that the Trustee must give holders notice of all defaults or Events of Default within 90 days after a responsible officer of the Trustee has received written notice of such defaults or Events of Default at the corporate trust office of the Trustee. However, except in the case of a default in payment on the Notes, the Trustee will be protected in withholding the notice if its responsible officers determine that withholding of the notice is in the interest of such holders.
If an Event of Default under the Indenture occurs, the entire principal amount of the Notes will automatically become due and payable without any declaration or other action on the part of the Trustee or any holder of the Notes. There is no right of acceleration in the case of any payment default or other breaches of covenants under the Indenture or the Notes. Notwithstanding the foregoing, in the case of a default in the payment of principal of or interest on the Notes, including any compound interest (and, in the case of payment of deferred interest, such failure to pay shall have continued for 30 calendar days after the conclusion of the deferral period), the holder of a Note may, or if directed by the holders of a majority in principal amount of the Notes the Trustee shall, subject to the conditions set forth in the Indenture, demand payment of the amount then due and payable and may institute legal proceedings for the collection of such amount if we fail to make payment thereof upon demand.
The holders of a majority in aggregate principal amount of the outstanding Notes may waive any past default, except:
•a default in payment of principal or interest; or
•a default under any provision of the Indenture that itself cannot be modified or amended without the consent of the holders of all outstanding Notes.
The holders of a majority in principal amount of the Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, subject to the provisions of the Indenture.
We are required to file an officers’ certificate with the Trustee each year that states, to the knowledge of the certifying officers, whether we have complied with all conditions and covenants under the terms of the Indenture.

Exhibit 4.13
The Trustee shall have no right or obligation under the Indenture or otherwise to exercise any remedies on behalf of any holders of the Notes pursuant to the Indenture in connection with any “default,” unless such remedies are available under the Indenture and the Trustee is directed to exercise such remedies by the holders of a majority in principal amount of the Notes pursuant to and subject to the conditions of the Indenture (including the Trustee’s right to receive from such holders an offer of indemnity reasonably satisfactory to the Trustee). In connection with any such exercise of remedies the Trustee shall be entitled to the same immunities and protections and remedial rights (other than acceleration) as if such “default” were an “Event of Default.”
Listing
The Notes are listed on the NYSE under the symbol “CRBD”.
Actions Not Restricted by the Indenture
The Indenture does not contain restrictions on our ability to:
•incur, assume or become liable for any type of debt or other obligation;
•create liens on our property for any purpose; or
•pay dividends or make distributions on our capital stock or purchase or redeem our capital stock, except as set forth under “—Dividend and Other Payment Stoppages During Deferral Periods and Under Certain Other Circumstances” above, or make debt payments on, or purchase, redeem or retire, any Senior Indebtedness.
The Indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity. In addition, the Indenture does not contain any provisions that would require us to repurchase or redeem or modify the terms of any of the Notes upon a change of control or other event involving us that may adversely affect the creditworthiness of the Notes.
Modification of the Indenture
Under the Indenture, certain of our rights and obligations and certain of the rights of holders of the Notes may be modified or amended with the consent of the holders of at least a majority of the aggregate principal amount of the outstanding Notes. However, the following modifications and amendments, among others, will not be effective without the consent of the holder of each outstanding Note affected:
•a change in the stated maturity date of any payment of principal or interest (including any additional interest thereon);
•a change in the manner of calculating payments due on the Notes in a manner adverse to holders of Notes;
•a reduction in the requirements contained in the Indenture for quorum or voting;
•a change in the place of payment for any payment on the Notes that is adverse to holders of the Notes or a change in the currency in which any payment on the Notes is payable;
•an impairment of the right of any holder of Notes to institute suit for the enforcement of payments on the Notes;

Exhibit 4.13
•a reduction in the percentage of outstanding Notes required to consent to a modification or amendment of the Indenture or required to consent to a waiver of compliance with certain provisions of the Indenture or certain defaults under the Indenture and their consequences;
•a reduction in the principal amount of, the rate of interest on or any premium payable upon the redemption of the Notes; and
•a modification of certain provisions relating to supplemental indentures.
Under the Indenture, the holders of at least a majority of the aggregate principal amount of the outstanding Notes may, on behalf of all holders of the Notes, waive compliance by us with certain covenants or conditions contained in the Indenture.
We and the Trustee may execute, without the consent of any holder of Notes, any supplemental indenture for the purposes of:
•evidencing the succession of another corporation to us, and the assumption by any such successor of our covenants contained in the Indenture and the Notes;
•adding or modifying our covenants for the benefit of the holders of the Notes or surrendering any of our rights or powers under the Indenture (including our surrendering, without limitation, of any redemption right, including our right to redeem the Notes after the occurrence of a Rating Agency Event); provided that such addition, modification or surrender may not add Events of Default or acceleration events with respect to the Notes;
•evidencing and providing for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Notes;
•curing any ambiguity, correcting or supplementing any provision in the Indenture that may be defective or inconsistent with any other provision therein or in any supplemental indenture or making any other provisions with respect to matters or questions arising under the Indenture, provided that such provisions, as so changed, corrected or modified, shall not adversely affect the interests of the holders of the Notes in any material respect; or
•making any changes to the Indenture in order for the Indenture to conform to the prospectus supplement or the accompanying prospectus relating to the Notes as supplemented by the related pricing term sheet.
We will not enter into any supplemental indenture with the Trustee to add any additional Event of Default or acceleration events with respect to the Notes without the consent of the holders of at least a majority in aggregate principal amount of outstanding Notes.
We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Notes that are entitled to vote or take other action under the Indenture. If we set a record date for a vote or other action to be taken by holders of Notes, that vote or action may be taken only by persons who are holders of outstanding Notes on the record date. We may shorten or lengthen the period during which holders may take action.
Concerning the Trustee
The Bank of New York Mellon is one of Corebridge’s lenders and from time to time provides other banking services to Corebridge and its subsidiaries.

Exhibit 4.13
The Bank of New York Mellon serves as the Trustee under the Indenture and also the paying agent and the transfer agent and registrar for the Notes, the Senior Notes and the Corebridge’s $1,000,000,000 aggregate principal amount of 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2052. Consequently, if an actual or potential event of default occurs with respect to the Notes, the Trustee may be considered to have a conflicting interest for purposes of the Trust Indenture Act. In that case, the Trustee may be required to resign under one or more of the indentures and we would be required to appoint a successor Trustee. For this purpose, a “potential event of default” means an event that would be an event of default if the requirements for giving us default notice or for the default having to exist for a specific period of time were disregarded. We have entered, and from time to time may continue to enter, into banking or other relationships with The Bank of New York Mellon or its affiliates.
Governing Law
The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.